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O'NEILL
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INVESTMENT BANKING GROUP

August 13, 2007

Board of Directors
Sycamore National Bank
3209 W. Galbraith Road
Cincinnati, OH 45239

Ladies and Gentlemen:

Sycamore National Bank ("Sycamore"), LCNB Corp., ("LCNB") and the Lebanon-Citizens National Bank (the "Bank") have entered into an Affiliation Agreement, dated as of August 13, 2007 (the "Agreement"), whereby LCNB shall purchase all of the outstanding Sycamore common stock, par value $1.00 per share (the "Sycamore Common Stock") and Sycamore will merge with and into Bank with Bank as the surviving entity (the "Merger"). Under the terms of the Agreement, upon consummation of the Merger, each share of Sycamore Common Stock issued and outstanding immediately prior to the Merger, except for certain shares as specified in the Agreement, will be converted into the right to receive the following: (i) that number of shares of LCNB common stock at an exchange ratio of 2.444 shares of LCNB common stock for each share of Sycamore Common Stock (the "Merger Stock Component") or (ii) $33.75 in cash, the Merger Cash Component and together with the Merger Stock Component, the "Merger Consideration"). The effect of the Merger Consideration shall be that the Merger Stock Component will be paid with respect to 50% of the shares of Sycamore Common Stock and the Merger Cash Component will be paid with respect to 50% of the shares of Sycamore Common Stock. The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms not defined in this opinion have the meanings given to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Sycamore Common Stock.

Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain financial statements and other historical financial information of Sycamore as provided by senior management of Sycamore and that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of LCNB that we deemed relevant; (iv) internal financial projections for Sycamore for the years ending December 31, 2007 through December 31, 2010 as provided by the management of Sycamore; (v) internal financial projections for LCNB for the years ending December 31, 2007 through December 31, 2010 as provided by the management of LCNB as provided by the senior management of LCNB; (vi) the pro forma financial impact of the Merger on LCNB, based on

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assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies estimated by the senior management of LCNB and Sycamore; (vii) the publicly reported historical price and trading activity for LCNB's common stock, including a comparison of certain financial and stock market information for LCNB with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry; (ix) the current market environment generally and the commercial banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Sycamore the business, financial condition, results of operations and prospects of Sycamore and held similar discussions with certain members of senior management of LCNB regarding the business, financial condition, results of operations and prospects of LCNB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial information, estimates and other information that was available to us from public sources, that was provided to us by Sycamore and LCNB or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of senior management of Sycamore and LCNB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof.

With respect to the respective internal financial projections for Sycamore and LCNB as provided by the respective senior managements of Sycamore and LCNB and the anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies reviewed with the senior managements of Sycamore and LCNB and used by Sandler O'Neill in its analyses, Sycamore's and LCNB's managements confirmed to us that they reflected the best currently available estimates and judgments of such respective managements of Sycamore and LCNB respectively. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Sycamore and LCNB or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Sycamore and LCNB nor have we reviewed any individual credit files relating to Sycamore and LCNB. We have assumed, with your consent, that the respective allowances for loan losses for both Sycamore and LCNB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We have also assumed that there has been no material change in Sycamore's or LCNB's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements we have reviewed. We have assumed in all respects material to our analysis that Sycamore and LCNB will remain as going

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concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Sycamore has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and our opinion speaks only as of such date and not as of any other date. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of LCNB common stock will be when issued to Sycamore shareholders pursuant to the Agreement or the prices at which LCNB's common stock may trade at any time.

We have acted as Sycamore's financial advisor in connection with the Merger and will receive a fee for our services from Sycamore, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Sycamore has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to LCNB and its affiliates. We may also actively trade the equity or debt securities of LCNB or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Sycamore in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Sycamore as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Sycamore Common Stock and does not address the underlying business decision of Sycamore to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Sycamore or the effect of any other transaction in which Sycamore might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent, which will not be unreasonably withheld.

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Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Sycamore Common Stock from a financial point of view.

Very truly yours,

Sandler O'Neill + Partners, L.P.